Exhibit 3.1
[barcode]
ARTICLES OF ORGANIZATION
OF
MINNERGY, LLC
The undersigned, for the purpose of forming a limited liability company under and pursuant to Minnesota Statutes, Chapter 322B, hereby adopts the following Articles of organization:
ARTICLE I.
The name of the company shall be MinnErgy, LLC.
ARTICLE II.
The address of the registered office of the company in Minnesota, shall be
     4455 Theurer Blvd.
     Winona, Minnesota 55987
The registered office may be changed by adopting a resolution approved by the affirmative vote of a majority of the governors present, and by filing with the Secretary of State a statement of such change of address.
ARTICLE III.
     The name and address of the organizer of the company, who is a natural person of at least 18 years of age, is:
     Daniel H. Arnold
     56 Dresser Court
     Winona, Minnesota 55947
ARTICLE IV.
Unless dissolved according to law, the period of duration of the company shall be perpetual.
ARTICLE V.
Members of the company shall not have preemptive rights to make contributions and to make contribution allowance agreements.

ARTICLE VI.
     Members of the company shall not be entitled to cumulate their votes in the election of governors of the company.
ARTICLE VII.
     A member’s governance rights may be assigned to a person already a member at the time of the assignment without the consent of any other member, and to any other person with the consent of members holding a majority of the voting power of the Company.
ARTICLE VIII
     Any action required or permitted to be taken at a meeting of the board of governors of the company, other than an action requiring member approval, may be taken by written action signed by the number of governors that would be required to take the same action at a meeting of the board of governors at which all governors were present.
ARTICLE IX.
     No governor of the company shall be personally liable to the company or its members for monetary damages for breach of fiduciary duty as a governor; provided, however, that this Article VIII shall not eliminate or limit the liability of a governor to the extent provided by applicable law: (a) for any breach of the governor’s duty of loyalty to the company or its members, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 322B.56 or 80A.23 of Minnesota Statutes, (d) for any transaction from which the governor derived an improper personal benefit, or (e) for any act or omission occurring prior to the effective date of this Article VIII. No amendment to or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any governor of the company for or with respect to any acts or omissions of such governor occurring prior to such amendment or repeal.

ARTICLE X
     Except as otherwise provided by law or these articles, the power to adopt, amend or repeal bylaws is vested in the board of governors. The members may adopt, amend or repeal any bylaw specified in Section 322B.603, Subdivision 2, of Minnesota Statutes, which the board may not adopt, amend or repeal.
     IN TESTIMONY WHEREOF, I have executed this instrument this 27 day of March 2006.

/s/ Daniel H. Arnold
Daniel H. Arnold

ACKNOWLEDGMENT

STATE OF MINNESOTA COUNTY OF WINONA	) ) )	ss.
     The foregoing instrument was acknowledged before me this 27 day of March 2006, by Daniel H. Arnold.

/s/ Irene M. Mulyck
Notary Public, Winona County, MN

SEAL      IRENE M. MULYCK
Notary Public – Minnesota
My Comm. Expires Jan 31, 2010

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED
MAR 31 2006

Mary Kiffmeyer
Secretary of State